

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

1 December 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



06019466

Dear Sirs

Re :   Exemption No. 82-3318
        Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 December 2006, Re: Monthly Announcement pursuant to Paragraph 3.1 (b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

SUPPL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
DEC 2 6 2006
THOMSON
FINANCIAL

B

c.c Ms Andres Estay -   The Bank of New York
                          ADR Department
                          101 Barclay St., 22nd Floor
                          New York
                          NY 10286



Ownership transfer to AMSTEEL on 01/12/2006 05:50:51 PM
Submitted by AMSTEEL on 01/12/2006 05:53:56 PM
Reference No AA-061201-6067E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type   ● Announcement ○ Reply to query

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("Amended PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcements dated 8 May 2006 made by Amsteel Corporation Berhad ("Amsteel" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to the Amended PN 17.

The Board of Directors of Amsteel hereby announce that the Company is still formulating its plan to regularise its financial condition ("Regularisation Plan"). The necessary announcement on the Regularisation Plan will be made in due course in accordance with the requirements of the Amended PN 17.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

-1 DEC 2006

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